United States Securities and Exchange Commission
Washington, D.C. 20549

File No. 812-13629
File No. 812-13629-01

In the matter of

FocusShares Trust; and

FocusShares, LLC

Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940, as Amended for an exemption from Sections 2(a)(32), 5(a)(l), and 22(d) of the Act and Rule 22c-l under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(l) and (a)(2) of the Act.

All communications and orders to:	with copies to:

George A. Marootian, Esq. FocusShares Trust, and FocusShares, LLC 210 Summit Avenue Suite C11 Montvale, NJ 07645	FocusShares, LLC Attention: Erik Liik 210 Summit Avenue Suite C11 Montvale, NJ 07645

Foreside Fund Services, LLC Attention: David Whittaker Two Portland Square Portland, ME 04101

Page 1 of 36 pages (including exhibits)

I.	Introduction		3

II.	The Investment Products		5

	A.	The Applicants	5

	B.	The New Funds and the Underlying Indices	5

	C.	Investment Objectives	6

	D.	Exchange Listing	7

	E.	Sales of New Fund Shares	8

	F.	Redemption	10

	G.	Pricing	15

	H.	Availability of Information Regarding New Fund Shares and the Underlying Indices	15

	I.	Sales and Marketing Materials; Prospectus Disclosure	16

III.	Request for Exemptive Relief and Legal Analysis		16

IV.	Conditions		18

V.	Names and Addresses		18

VI.	Authorization and Signatures		19

	Appendix A - The Underlying Indices and the New Funds		25

I.	Introduction

The Advisor, the Trust, and the Distributor (collectively, the "Applicants") respectfully apply for and request an order (the "Order") to amend a prior order (the “Prior Order”) under Section 6(c) of the Act , for an exemption from Sections 2(a)(32), 5(a)(l), and 22(d) of the Act and Rule 22c-l under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(l) and (a)(2) of the Act.1 The Trust currently operates under the Prior Order. All defined terms contained in the prior application (the “Prior Application”) and the Prior Order are equally applicable to this Application unless expressly modified or altered herein.  Any fund, as defined in this Application, relying on the Order will be offered pursuant to and will comply with, the same terms, provisions, and conditions of the Prior Application and the Prior Order, as further amended or modified by this Application.

The requested relief is substantially similar to relief previously granted by the Commission in the Prior Order which permits the Trust, as an open-end management investment company, to create and operate investment portfolios (the "Equity Funds") that offer exchange traded shares ("Shares") that are redeemable in large aggregations only. Each Equity Fund is permitted to invest in a portfolio of equity securities generally consisting of the component securities of a specified equity securities index . Shares are purchased only in large aggregations of a specified number referred to as a "Creation Unit." Creation Units are separable upon issue into individual Shares, which are listed and traded at negotiated prices on a national securities exchange. The Shares themselves are not redeemable unless combined into a Creation Unit. Certain affiliated persons of the Trust are permitted to deposit securities into, and receive securities from, the Trust in connection with the purchase and redemption of Creation Units.

1 Investment Company Act Release Nos. 20840 (October 31, 2007)(notice), 28040 (November 19, 2007)(corrective notice), and 28066 (November 27, 2007)(order).

The Applicants hereby request relief similar to that received with respect to the Equity Funds for new investment portfolios of the Trust (the "New Funds") that will offer Shares that are redeemable in large aggregations only which would, in turn, invest in a combination of equity securities and fixed-income securities ("Portfolio Securities"), as described herein.

Applicants also seek to amend the Prior order to permit the Trust to offer additional series in the future that will be (a) advised by the Advisor or an entity controlled by or under common control with the Advisor, and (b) comply with the terms and conditions of the Prior Application as amended by this Application (“Future Funds”).  Each of the New Funds, the Equity Funds, and the Future Funds is a “Fund” and together they are the “Funds.”  Each Fund does or will invest in a portfolio of equity and/or fixed income securities generally consisting of the component securities of a specified securities index (an “Underlying Index” and collectively, “Underlying Indices”).

In addition, Applicants seek to amend the Prior Order by deleting the relief granted from the requirements of Sections 24(d) of the Act and revising the Prior Application by deleting all discussions relating to such relief, including all references to Product Descriptions in the body of the Prior Application and in the conditions.

Applicants further seek to amend the terms and conditions of the Prior Application such that all representations and conditions contained in the Prior Application and the current Application that require a Fund to disclose particular information in the Fund’s prospectus and/or annual report shall remain effective with respect to each Fund only until the time the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan.13, 2009).The Applicants believe the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The requested relief is substantially similar to the relief granted to the Applicants by the Commission in the Prior Order. The requested relief is also substantially similar to that granted to other fixed-income exchange-traded funds.2  Detailed information regarding the New Funds and their respective Underlying Indices is set forth in Appendix A.

No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	The Investment Products

A.	The Applicants

The Trust is a statutory trust organized under the laws of Delaware and has registered with the Commission as an open-end management investment company. Each of the New Funds will be a separate series of the Trust and will offer and sell its Shares pursuant to a registration statement filed with the Commission under the Act and the Securities Act. The Trust is managed by the Board.

The Advisor is the investment adviser to the Trust. The Advisor is a limited liability company organized under the laws of the State of Delaware, with its principal office located in Montvale, New Jersey. It is registered as an "investment advisor" under Section 203 of the t Advisors Act . The Advisor may retain Sub-advisors for managing the assets of one or more of the New Funds for which it is the investment advisor. Any Sub-Advisor or other investment advisor to any Fund will be registered under the Act.

2 See ETF Advisors/Trust. Investment Company Act Release Nos. 25725 (September 3, 2002) (notice) and 25759 (September 27, 2002 (order): Barclays Global Fund Advisors. Investment Company Act Release Nos. 25594 (May 29, 2002)(notice) and 25622 (June 25, 2002)(order). as subsequently amended

The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and a member of the National Association of Securities Dealers, and will serve as the principal underwriter for the Trusts.

Mergent, Inc., in conjunction with its wholly-owned subsidiary, Indxis Limited, is the “Index Provider” for the New Funds. Mergent, Inc. is a Delaware corporation with offices at 580 Kingsley Park Drive, Fort Mill, SC, and 477 Madison Avenue, Suite 410, New York, NY.

B.	The Funds and the Underlying Indices

The New Funds and the Future Funds, except as noted herein, will operate in a manner identical to that of the Equity Funds that were the subject of the Prior Order. The New Funds are covered by U.S. Patent Application Serial No. 11/757,441 filed June 4, 2007, and U.S. Provisional Patent Application No. 61/146,817 filed January 23, 2009. The indices identified below and described in Appendix A are the Underlying Indices on which the New Funds are based and for which exemptive relief is currently requested:

>	Progressive Capital Preservation 2015 Target Date Index
>	Progressive Capital Preservation 2020 Target Date Index
>	Progressive Capital Preservation 2025 Target Date Index
>	Progressive Capital Preservation 2030 Target Date Index
>	Progressive Capital Preservation 2035 Target Date Index
>	Progressive Capital Preservation 2040 Target Date Index

On February 27, 2009, the Trust filed an amendment to its Registration Statement on Form N-1A, Securities Act File No. 333-146327 and Investment Company Act File No. 811-22128 under the Securities Act and the Act, respectively, to reflect the existence of the New Funds.

No entity that creates, compiles, sponsors or maintains an Underlying Index is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trusts, the Advisor, any distributor to any Fund or any Sub-Advisor, or promoter to a Fund.

C.	Investment Objectives

The Index Provider uses a proprietary rules-based methodology (“Index Methodology”) to construct and maintain the underlying index (the “Underlying Index”), which is comprised of U. S. Government STRIPS (Separate Trading of Registered Interest and Principal Securities or “Zero Coupon Bonds”, for purposes hereinbelow referred to as “Fixed Income Securities”) for principal preservation, and equity securities (the “Equity Securities”) for capital appreciation (together referred to as the “Component Securities”). Each New Fund seeks investment results that correspond generally with the total return performance, before fees and expenses, of the Underlying Index. The Underlying Index seeks to implement a long term strategy combining capital preservation and capital appreciation in an Index Methodology that is consistent with the time horizon of the Target Date of each Fund.  The Advisor will utilize some variety of “passive” or indexing investment approach.  This investment approach attempts to approximate the investment performance of the Underlying Index through quantitative analytical procedures.  The Advisor may fully replicate a  Fund’s Underlying Index or use a sampling strategy to track each Fund’s Underlying Index.  A Fund which utilizes a representative sampling strategy will hold a basket of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index (as compared to funds that use a replication strategy which invest in substantially all of the Component Securities of its Underlying Index in the same approximate proportions as in the Underlying Index). This sampling strategy is similar to the strategy of the Equity Funds. A more detailed description of the Underlying Indices and the Index Methodology is set forth in Appendix A.  Future Funds may invest in (i) fixed income securities alone that may or may not include STRIPS and/or (ii) in a combination of equity securities and fixed income securities that may or may not include STRIPS.  Future Funds may include domestic and/or international fixed income securities as part of their Underlying Indices.

Under the Prior Order, the Applicants provided that each Equity Fund would invest at least 90% of its total assets in Component Securities of its Underlying Index. The application for the Prior Order states that an Equity Fund may invest up to 10% of its total assets in securities, options and futures not included in the relevant Underlying Index but which the Advisor believes would help the Equity Fund track the Underlying Index. Applicants wish to amend the Prior Order to provide that each Fund will invest at least 80% of its total assets, as disclosed in its Prospectus, in the Component Securities of the relevant Underlying Index.  A Fund may at times invest up to 20% of its total assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds, as well as securities not included in its Underlying Index, but which the Advisor believes will help the Fund track its Underlying Index. At all times, a Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index.

D.	Exchange Listing

The Trust is a registered open-end management investment company. Each Fund is an “exchange traded fund” (“ETF”). This means that shares of the Funds will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities at market prices. Market prices for a Fund’s shares may be different from its net asset value per share (“NAV”). Each Fund will have its own CUSIP number and exchange trading symbol.

The Distributor will not maintain a secondary market in the Shares. One or more Specialists will be assigned to the Shares. As long as each Trust operates in reliance on the Order, the Shares will be listed on an Exchange.

E.	Sales of Fund Shares

Each Fund will offer, issue and sell its Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received.

The issuance of Creation Units will operate in a manner identical to that of the Equity Funds that are the subject of the Prior Order. Thus, except in unusual circumstances, Creation Units will be issued by a Fund in exchange for the in-kind deposit of a portfolio of securities designated by the Advisor to correspond generally to the price and yield performance of the Fund's Underlying Index (the "Deposit Securities" or "Creation List") plus a specified cash payment. Similarly, a Creation Unit will be redeemed by the Fund in exchange for Fund Securities and a specified cash payment.3 Fund Securities received on redemption may not be identical to Deposit Securities deposited in connection with creations of Creation Units for the same day.

3 A Creation Unit is usually purchased or redeemed from the Funds for a basket of Deposit Securities or Fund Securities that corresponds pro rata, to the extent practicable, to the securities held by the Funds plus a specified cash payment. In some cases, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities or Fund Securities and a true pro rata slice of a New Fund's portfolio.  Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to rule 144 A under the Securities Act, a Fund will comply with the conditions of rule 144A, including in satisfying redemptions with such rule 144A eligible restricted Fund Securities.  The prospectus for a Fund will also state that an authorized participant that is not a “Qualified Institutional Buyer,” as defined in rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under rule 144A.

Each Fund intends to substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security that is a “to-be-announced transaction” or “TBA Transaction.”  A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to the settlement date.  The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security.

In order for the Trust to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that Shares of one or more of the New Funds may be purchased in Creation Units on a cash-only basis. The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the Trust and the Advisor believed such method would substantially minimize the Trust's transactional costs or would enhance the Trust's operational efficiencies. For example, on days when a substantial rebalancing of a Fund's portfolio is required, the Advisor might prefer to receive cash rather than in-kind bonds so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive individual bonds "in-kind" on such a day, it would have to sell many of those bonds and immediately acquire new bonds to properly track its relevant Underlying Index, thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash.

Creation Units

Creation Units may vary in size from Fund to Fund, but will in each case be aggregations of at least 50,000 Shares. The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by investment companies, whether acquired directly from a Fund or in the secondary market, will be subject to the restrictions of Section 12(d)(l) of the Act.

Orders

Orders to purchase Creation Units may be placed by or through an Authorized Participant, which has executed a Participant Agreement. An order to purchase or redeem Creation Units can only be placed by or through an Authorized Participant that has signed a Participant Agreement. To initiate an order for a Creation Unit of a  Fund, the Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the Order Cut-Off Time on the relevant Business Day. Except as described below, the Order Cut-Off Time is the close of regular trading of the New York Stock Exchange (ordinarily 4:00 p.m. Eastern Time) for purchases of Shares. In the case of custom orders the Order Cut-Off Time is expected to be no later than 2:00 p.m. Eastern Time. In any event, the Order Cut-Off Time will be disclosed to Authorized Participants through the Participant Agreement and/or each Fund's Prospectus. On days when the Exchange or bond markets close earlier than normal, the Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. Eastern Time.

The Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Trust, immediately-available or same-day funds estimated by the Trust to be sufficient to pay the Balancing Amount next determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the Creation Unit.

F.	Redemption

Beneficial owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund. Creation Unit aggregations will be redeemable at the NAV next determined after receipt of a request for redemption by a Fund. Shares generally will be redeemed in Creation Units in exchange for Fund Securities. The custodian of the Trust, through the NSCC, makes available immediately prior to the opening of business on the Exchange (9:30 a.m., Eastern Time) on each day that the Exchange is open for business, the Redemption List that will be applicable (subject to possible amendment or correction in light of an administrative error in compiling the Creation or Redemption List) to redemption requests received in proper form on that day. In some instances, the Creation List may differ slightly from the Redemption List. This will be the case because the Redemption List may identify the Fund Securities currently held in the Fund's portfolio. Under certain limited circumstances, a Fund may be holding securities which are (i) scheduled to be added, but not yet added, to the relevant Underlying Index, (ii) deleted from the relevant Underlying Index but not yet deleted from the Fund's portfolio or (iii) not included in the relevant Underlying Index due to regulated investment company compliance requirements.

Each Fund will have the right to make redemption payments in cash, in-kind, or a combination of each, provided the value of its redemption payments equals the NAV.  At the discretion of the Fund, a beneficial owner might also receive the cash equivalent of a Fund Security upon request because, for instance, it was restrained by regulation or policy from transacting in the securities perhaps because of another transaction with or for the issuer of those securities. A specific example might be the presence of the securities on an investment banking firm's restricted list. The Applicants currently contemplate that, unless cash redemptions are available or specified for a Fund, the redemption proceeds for a Creation Unit generally will consist of Fund Securities plus a "Cash Redemption Payment" (collectively a "Fund Redemption"). The Cash Redemption Payment is cash in an amount equal to the difference between the NAV of the Shares being redeemed and the market value of the Fund Securities less the redemption Transaction Fee. The Cash Redemption Payment may include an appropriate "Dividend Equivalent Payment."4 To the extent that any amounts payable to a Fund by the redeeming investor exceed the amount of the Cash Redemption Payment, the investor will be required to deliver payment to the Fund. A redeeming investor will pay a Transaction Fee calculated in the same manner as a Transaction Fee payable in connection with the purchase of a Creation Unit.

4 A "Dividend Equivalent Payment" is an amount equal, on a per Creation Unit basis, to the dividends on all Deposit Securities with ex-dividend dates within the accumulation period for such distribution, net of expenses and liabilities for such period, as if all of the Deposit Securities had been held by the Fund for the entire period.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemptions delayed, except as provided by Section 22(e) of the Act.

Because each Fund generally will redeem Creation Units in-kind, a Fund will not have to maintain significant cash reserves for redemptions. This will allow the assets of each Fund, under normal circumstances, to be committed as fully as possible to tracking its Underlying Index. Accordingly, each Fund will be able to track its Underlying Index more closely than certain other investment products that must allocate a greater portion of their assets for cash redemptions.

Settlement and Clearing

The Deposit Securities and Fund Securities of each Fund will settle via free delivery through the Federal Reserve System for U.S. government securities and cash; through DTC for Equity Securities and U.S. corporate and non-corporate (other than U.S. government) Fixed Income securities; and Euroclear, or other foreign settlement system for non-U.S. fixed income securities. The Shares will settle through DTC. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place.

DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants. Shares will be registered in book entry form only, which records will be kept by DTC. As with the settlement of domestic ETF transactions outside of the NSCC Continuous Net Settlement System (the "CNS System"), (i) Shares of the Funds, Equity securities, and U.S. corporate and non-corporate bonds (other than U.S. government securities) will clear and settle through DTC, (ii) non-U.S. corporate and non-corporate bonds will clear and settle through Euroclear or another foreign clearance and settlement system, and (iii) U.S. government securities and cash will clear and settle through the Federal Reserve System. More specifically, creation transactions will settle as follows: on settlement date (T + 3) an Authorized Participant will transfer Deposit Securities that are Equity Securities or U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a DTC account maintained by the New Funds' Custodian, Deposit Securities that are non-U.S. Equity Securities or Fixed Income Securities through Euroclear, or other foreign settlement system, to an account maintained by the Fund's custodian or subcustodian, and Deposit Securities that are U.S. government securities, together with any Balancing Amount, to the Custodian through the Federal Reserve System. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more bonds, collateral in the amount of 105% or more of the missing Deposit Securities, which will be marked to market each day the failed delivery remains undelivered.) and the receipt of any Balancing Amount, the Custodian will notify the Distributor and the Advisor. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant's DTC account. The clearance and settlement of redemption transaction essentially reverses the process described above. After a New Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Payment. On T + 3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Fund Securities that are Equity Securities and corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Fund Securities that are U.S. government securities, together with any Cash Redemption Payment through the Federal Reserve System.

Shares of each Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to domestic equity-based ETF's using the CNS System, Creation Units are deposited or charged to the Authorized Participants' DTC accounts through the CNS System. Since creation/redemption transaction for Shares of the Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a create) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System; therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an "in-kind" creation of Shares. In case of a failed delivery of one or more Deposit Securities, the Funds will hold the collateral until the delivery of such Deposit Security. The Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Fund's side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Securities (or collateral for failed Deposit Securities) and Balancing Amount. In the case of redemption transaction, the Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fund's side of the transaction (the delivery of Fund Securities and the Cash Redemption Payment) until the Fund's transfer agent, has received confirmation of receipt of the Authorized Participant's incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and Fund Securities, the Funds plan to settle transactions- in U.S. Equity Securities, U.S. government securities, corporate bonds and non-corporate bonds (other than U.S. government securities) and Shares on the same T + 3 settlement cycle.5

5 Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis.  Where this occurs, Applicants believe that Shares of each Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares T+3 settlement date.  As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of the portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that Shares of the Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds.  The Specialists and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the New Funds.

G.	Pricing

The trading and pricing of shares in the secondary market will occur in a manner identical to the trading and pricing of the Equity Funds that are the subject of the Prior Order.

H.	Availability of Information Regarding New Fund Shares and the Underlying Index

Except as noted herein, Applicants expect that information regarding the Funds and the Underlying Indices will be made available exactly as described in the Prior Order.  Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount (including where applicable, the Dividend Equivalent Payment) as of the previous Business Day, per outstanding Share, will be made available. The Custodian intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the Exchange. An amount per Fund Share representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per Fund Share basis, will be calculated every 15 seconds by the Exchange or an independent third party during the Exchange's regular trading hours and disseminated every 15 seconds by the independent third party, if applicable, and by the Exchange through the facilities of the Consolidated Tape Association. The Exchange will not be involved in, or responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy. The Underlying Indices are calculated and published once a day, not every 15 seconds during the day. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit as well as information regarding the Balancing Amount. The NAV for each Fund will be calculated and disseminated daily. In addition, a website that will include each Fund's Prospectus and SAI, the applicable Underlying Index, the prior business day's net asset value and the reported midpoint of "bid and ask" and a calculation of the premium or discount of such price against such net asset value, the Component Securities of the Underlying Index and a description of the methodology used in its computation will be maintained. The website will be publicly available prior to the public offering of Shares.  End-of-day prices of the New Fund's Deposit Securities are readily available from various sources such as national exchanges, automated quotation systems, published or other public sources or on-line information services such as EDC, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. The previous day's closing price and volume information for the Shares will be published daily in the financial sections of many newspapers. In addition,

Applicants expect, given the past history of shares of other ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisors, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

I.	Sales and Marketing Materials; Prospectus Disclosure

With respect to the New Funds' prospectus, SAI, Product Description and shareholder reports, and any marketing or advertising materials, the approach regarding disclosure will be identical to that of the Equity Funds that are the subject of the Prior Order.

J.	Deletion of Relief in the Prior Order from Section 24(d) and Changes to Disclosure Requirements

As stated above, Applicants seek to amend the Prior Order to delete the relief granted to Applicants from Section 24(d) of the Act.  Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (Jan.13, 2009) (the “Summary Prospectus Rule”) should supplant any need by a Fund to use a Product Description.  Applicants also note that, to date, no Fund has utilized a Product Description.  The deletion of the relief granted with respect to Section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Application, revision of the Prior Application to delete references to the Product Description including in the conditions, and the deletion of condition 6.

Applicants also seek to amend the terms and conditions of the Prior application to provide that all representations and conditions contained in the Prior Application and the current Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule.  Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Prior Application and the current Application is warranted because the Commission’s amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission’s view with respect to the appropriate types of prospectus and annual report disclosures for an ETF.

III.	Request for Exemptive Relief and Legal Analysis

Applicants request an order to amend the Prior Order which permits: (a) the Trusts as open-end management investment companies to issue Shares of the Equity Funds with limited redeemability; (b) secondary market transactions in the Shares to occur at negotiated prices; (c) dealers to sell Shares to purchasers in the secondary market unaccompanied by a prospectus when delivery is not required by the Securities Act; and (d) certain affiliated persons of the Equity Funds to deposit securities into, and receive securities from, the Equity Funds.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, subject to the same terms, provisions and conditions of the Prior Order, except as amended by this application.

The Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the Equity Funds for which the Commission has already granted exemptive relief. The requested relief would amend the Prior Order to apply to the Funds.

Applicants believe that Shares of Funds afford significant benefits in the public interest. Among other benefits, availability of Shares would provide increased investment opportunities which should encourage diversified investment; provide, in the case of individual tradable Shares, a low-cost market-based combined equity and/or fixed income product that can be traded throughout the day at prices that reflect minute by minute conditions rather than end of day prices; provide investors with an opportunity to diversify their portfolios by purchasing a combination of equity and fixed income securities, or fixed income securities alone, at a low cost and with significantly lower transaction costs than if they purchased individual mutual funds with similar objectives; provide a security that should be freely available in response to market demand; provide progressive capital preservation as of a target date with Zero Coupon Bonds and capital appreciation through equity indexes; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

With respect to the exemptive relief specified below regarding Section 17(a)(l) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

"the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act]."

The sale and redemption of a Creation Unit of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Trust at their NAV. The Portfolio Deposit for each New Fund is based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve "overreaching" by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust's policy and that of each New Fund as described herein; and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in the Prior Order and to other ETFs.

IV.	Conditions

Applicants agree that any amended Order of the Commission granting the requested relief will be subject to the following conditions:6

6 All representations and conditions contained in this Application and the Prior Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by t he Commission in Investment Company Act Release No. 28584 (Jan, 13, 2009).

(1)
Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Fund, which is a registered investment company, and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act.

(2)	As long as the Funds operate in reliance on the requested order, the Shares will be listed on an Exchange.

(3)
Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Each Fund’s Prospectus will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

(4)
The Website maintained for each Fund, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund:  (a) the prior Business Day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

(5)
The Prospectus and annual report for each Fund will also include:  (a) the information listed in condition 4(b), (i) in the case of the Fund’s Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Share basis for one-, five- and ten-year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

(6)	The requested relief will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

V.	Names and Addresses

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this application.

VI.	Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated as of January 29, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Applicants request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page.  Erik Liik is authorized to sign and file this document on behalf of FocusShares Trust pursuant to the general authority vested in him as CEO and President of FocusShares, LLC, the investment advisor of the Trust.  Erik Liik is authorized to sign and file this document on behalf of FocusShares, LLC Inc., pursuant to the general authority vested in him as CEO and President.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

FocusShares Trust	FocusShares, LLC

By: /s/ Erik Liik	By: /s/ Erik Liik

Name: Erik Liik	Name: Erik Liik
Title: CEO and President,	Title: CEO and President
FocusShares, LLC	FocusShares, LLC
Dated: November 3, 2009	Dated: November 3, 2009

STATE OF NEW JERSEY	)
:ss.:
COUNTY OF BERGEN	)
The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of FocusShares Trust, and that he is the CEO and President of FocusShares, LLC, investment Advisor to such entity, and is authorized to sign the application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize deponent to execute and file such taken.  Deponent further says that he is familiar with such in and that the facts therein set forth are true to the best of his belief.

FocusShares Trust

By:   /s/ Erik Liik

Name: Erik Liik
Title:   CEO and President,
    FocusShares, LLC

Subscribed and sworn to before me, a notary public, this 3rd day of November, 2009.

_________________________
Notary Public

My commission expires:

STATE OF NEW JERSEY	)
:ss.:
COUNTY OF BERGEN	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of FocusShares, LLC, that he is the CEO and President of such entity, and is authorized to sign the application on behalf of such entity, and that all action by shareholders, directors, trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FocusShares , LLC

By:   /s/ Erik Liik

Name: Erik Liik
Title:   CEO and President,
    FocusShares, LLC

Subscribed and sworn to before me, a notary public, this 3rd day of November, 2009.

________________________________
Notary Public

My commission expires:

AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated as of November 3, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Erik Liik is authorized to sign and file this document on behalf of FocusShares Trust, pursuant to the general authority vested in him as CEO and President of FocusShares, LLC, investment advisor to such entity.

FocusShares Trust

By:

Name: Erik Liik
Title:   CEO and President,
    FocusShares, LLC

Dated: November 3, 2009

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated as of November 3, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.  Erik Liik is authorized to sign and file this document on behalf of pursuant to the general authority vested in him as CEO and President of FocusShares, LLC.

FocusShares , LLC

By:   /s/ Erik Liik

Name: Erik Liik
Title:   CEO and President,
    FocusShares, LLC

Dated:  November 3, 2009

Verification of Application and Statement of Fact

STATE OF NEW JERSEY	)
:ss.:
COUNTY OF BERGEN	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated as of November 3, 2009 for and on behalf of FocusShares Trust; that he is the CEO and President of FocusShares, LLC, investment advisor to such entity, and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FocusShares Trust

By:   /s/ Erik Liik

Name: Erik Liik
Title:   CEO and President,
    FocusShares, LLC

Subscribed and sworn to before me, a notary public, this 3rd day of November, 2009.

________________________________
Notary Public

My commission expires:

Verification of Application and Statement of Fact

STATE OF NEW JERSEY	)
:ss.:
COUNTY OF BERGEN	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated as of November 3, 2009 for and on behalf of FocusShares, LLC; that he is the CEO and President of such company; and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FocusShares, LLC

By:

Name: Erik Liik,  CEO and President

Subscribed and sworn to before me, a notary public, this 3rd day of November, 2009.

________________________________
Notary Public

My commission expires:

Appendix A - The Underlying Indices and the New Funds

(1.)	Underlying Index Description and Investment Objective

The Funds seek to replicate the total return performance, before fees and expenses, of their Underlying Indices.  Each Underlying Index is comprised of U.S. Government Zero Coupon Bonds and Equity Securities structured in an allocation specifically designed to preserve principal and invest for capital appreciation in a manner consistent with investors expecting to retire or otherwise utilize funds in the year of the Target Date.

Each Underlying Index has been initially designed to provide investors with 50% capital preservation upon the conclusion of its investment time horizon (“Target Date”) assuming the funds are not sold prior to that point in time.  This objective is achieved through the use of U.S. Government STRIPS (Zero Coupon Bonds) maturing at or in the years immediately prior to the Target Date, and these bonds will increase in their percentage terms of the Underlying Index as the Underlying Index increases in total value.

Each Underlying Index will gradually rebalance its allocation of Zero Coupon Bonds and Equity Securities throughout the life of the Underlying Index.  These incremental rebalancings will be implemented at the beginning of any year immediately following a previous year in which the Underlying Index’s closing value on December 31 is higher than all year end December 31 closing values previous..  Under such a rebalancing, a calculation is used to determine the percentage of the overall Underlying Index to be invested in Zero Coupon Bonds, all of which will fully mature in the year of or the years immediately preceding the Target Date.  The additional percentage amount of U.S. Government Zero Coupon Bonds to be added to the Underlying Index on an annual basis is determined by systematic calculations defined in the rules of the Underlying Index. After such rules have determined the face value amounts of Zero Coupon Bonds to be allocated, all remaining assets will continue to be invested in the equity portion of the Underlying Index.

The Underlying Index may also rebalance its allocation of Zero Coupon Bonds and Equity Securities at the inception date of the Fund in order to ensure 50% principal preservation of the Fund’s investor principal at Target Date, if necessary to do so at such inception date.

The Underlying Index will not rebalance its allocation of Zero Coupon Bonds and Equity Securities in years immediately following a previous year in which the Underlying Index’s closing value on December 31 was not higher than that of all previous years’ December 31 closing values.

The Underlying Index and each Fund seeking to replicate that Underlying Index describe in their names the investment time horizon or “Target Date” and therefore follow an investment strategy designed for investors expecting to retire or withdraw their funds on or about that Target Date.  Each Fund, therefore, will seek to replicate the Underlying Index which will be comprised of U.S. Government Zero Coupon Bonds and Equity Securities structured in an allocation specifically designed to preserve principal and invest for capital appreciation in a manner consistent with investors expecting to retire or otherwise utilize funds in the year of the Target Date.

(2.)	Eligibility Criteria and Other Requirements for U. S. Government STRIPS (Separate Trading of Registered Interest and Principal Securities or Zero Coupon Bonds):

The fixed income STRIPS portion of each of the six Progressive Capital Preservation Target Date Indices are comprised of 12 U.S. Treasury STRIPS (Zero Coupon Bonds) with sequential maturities in intervals of three or six months where available. The weight of each Treasury STRIP is equal to its price divided by the sum of the prices of all 12 Treasury STRIPS in the fixed income portion of the Underlying Index.

Maturity Dates of all bonds will range from 2012 to 2015 for the 2015 Target Date Fund, 2017 to 2020 for the 2020 Target Date Fund, 2022 to 2025 for the 2025 Target Date Fund, 2027 to 2030 for the 2030 Target Date Fund, 2029 to 2035 for the 2035 Target Date Fund, and 2032 to 2038 for the 2040 Target Date Fund.
Within the U. S. Government STRIPS (Zero Coupon Bonds) allocation of the Underlying Index, the bonds are structured in an equal par weighted, also known as price weighted, structure in which the weight of each Treasury STRIP is equal to its price divided by the sum of the prices of all 12 Treasury STRIPS in the fixed income portion of the index.

(3.)	Eligibility Criteria and Other Requirements for Equity Underlying Index Components

The equity issues incorporated in the United States must trade on the NYSE, AMEX or NASDAQ. The equity issues incorporated in countries other than the United States must trade on the NYSE, AMEX or NASDAQ as American Depositary Receipts, Ordinary Shares, or Common Shares. Real estate investment trusts and limited partnerships are not considered for inclusion in the Underlying Index. The universe of potential equities constituents includes all issues covered by Ford Equity Research (“Ford Equity”), an independent investment research firm based in San Diego, California. The issues must have a minimum market capitalization of US $500 million as of each December 31 and have an average daily cash volume in November and December of at least US $1 million prior to each Annual Reconstitution Date on the last trading date in January.

Issues incorporated in the United States are segmented into three market cap styles as of each December 31.  Issues with a market capitalization greater than or equal to US $500 million and less than or equal to US $2 billion are classified as small cap companies; market caps greater than US $2 billion and less than or equal to US $5 billion are classified as mid cap companies; and market caps greater than US $5 billion are considered large cap

Value stocks within each market cap segment are selected by extracting as all issues with the lowest Price to Book Ratio that in the aggregate equal 50% of the total market capitalization of each market cap segment in the Ford Equity database.

From the universe of value companies the 50 issues with the lowest Price to Value Ratio (PVA) on the Ford Equity database are selected for each market cap segment. From the universe of value companies the 50 issues with the lowest Price to Value Ratio (PVA) on the Ford Equity database are selected for each market cap segment. Price to Value Ratio is the current price of an issue dividend by its intrinsic value as calculated by Ford Equity Research.

The Intrinsic value analysis used by Ford Equity Research is based on the well-established principle that the value of any investment security is equal to the present worth of all future payments to the holder. In applying this principle to a common stock, the future payments are taken to be dividends plus the price at which the stock could be expected to sell at the end of a growth period (typically 10 years). Present worth is found by discounting these future payments using a discount rate which depends on the stock’s quality rating.

To determine the discount rate, a "basic discount rate" is first established which is approximately equal to the yield on top-rated long-term bonds.  Recognizing that increased risk demands an increased rate of return, the discount rate for a particular stock is found by adding one-half percentage point to the basic discount rate for each increment in the stock’s quality rating. In other words, if the basic discount rate is 7.0%, the discount rate will be 7.5% for an A+ stock, 8.0% for an A stock, and so on up to 11.5% for a C- stock.

The estimated earnings growth rate is another key factor in the intrinsic value analysis. Both earnings and dividends are assumed to grow at this rate throughout the growth period. Since it is not believed reasonable to extrapolate current growth rates beyond the end of the growth period, it is assumed that the growth rate returns to a nominal value at the end of the growth period and that the stock’s price will be equal to the earnings at the time divided by the discount rate. In other words, if the discount rate for a particular stock is 8%, the stock is assumed to sell at a price to earnings ratio of 12.5 at the end of the growth period.

Having established the discount rate, the dividend payments during the growth period, and the estimated price at the end of the growth period, the intrinsic value of a stock can now be calculated using a standard present worth analysis. While the intrinsic value calculation is obviously subject to a number of assumptions and uncertainties, it does provide an estimate of a "reasonable" price for the stock which properly reflects current earnings, dividend payout, growth rate, investment quality, and current interest rate levels. Intrinsic value analysis is based on long-term trends and is intended primarily as a guide to long-term investment decisions.

Growth stocks within each market cap segment are selected by extracting all issues with the highest Price to Book Ratio that in the aggregate equal 50% of the total market capitalization of each market cap segment in the Ford Equity database.  From this universe of growth companies the 50 issues with the highest Five-Year Earnings Per Share Growth Rate Ratio on the Ford Equity database are selected for each market cap segment

The international constituents represent the 50 issues with the highest average daily cash volume for the November and December prior to each Annual Reconstitution Date that have a Price To Value Ratio (PVA) of less than one and have a positive Five-Year Earnings Per Share Growth Rate.

The result is the creation of the following seven equity asset classes:

•	U.S. Small Cap Value
•	U.S. Small Cap Growth
•	U.S. Mid Cap Value
•	U.S. Mid Cap Growth
•	U.S. Large Cap Value
•	U.S. Large Cap Growth
•	International

The seven equity asset classes of the Progressive Capital Preservation Target Date Indices are equally weighted. Industry Sectors are capped at a maximum of 20% on each Annual Reconstitution Date, but are allowed to float between reconstitution dates. Industry Sectors are defined as Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Telecommunication Services and Utilities.

Constituents within each of the seven equity asset classes of the Progressive Capital Preservation Target Date Indices are initially equally weighted unless doing so would violate the maximum Industry Sector weighting. If an Industry Sector initial weight is greater than 20%, its excess weight is distributed equally among the remaining Industry Sectors in proportion to their original weights. If the redistribution among the remaining Industry Sectors results in an Industry Sector having a weight in excess of 20%, the iterative process is run until all Industry Sectors are capped at a maximum of 20%. The resulting constituent weights are then multiplied by 1/7th so that each of the seven equity classes is equally weighted on the reconstitution date.

The initial number of equity constituents on each Annual Reconstitution Date is three hundred fifty (350).  Companies are removed for corporate actions during the year, but there are no replacement constituents, thus the equity portfolio may contain less than 350 constituents between annual reconstitution dates. If a constituent is removed due to a corporate action (e.g., acquisition, etc.), its weight is proportionally redistributed to the other constituents based on their weights as of the corporate action date. This is accomplished by changing the Underlying Index divisor.

The total weight of the equities portion of Capital Preservation Target Date Indices is determined by subtracting the fixed income portion from 100%.

Calculation

The equity portion of each Underlying Index is calculated using an equally weighed methodology within each of the seven equity asset classes. Each equity asset class is equally weighted on the Annual Reconstitution Date. The asset class weights will float between Annual Reconstitution dates; thus, it is probable that the asset classes will not be equally weighted between Annual Reconstitution Dates.

Underlying Index Reconstitution

The equity portion of each Underlying Index is reconstituted once a year after the close of business on the last trading day in January according to the Underlying Index Provider’s proprietary screening methodology. The weights of the companies in the Underlying Index are based on their market capitalization as of the last trading day in December.

The Underlying Index Provider reserves the right to add or delete a stock from the Underlying Index in special circumstances.

Undedrlying Index Maintenance

Share adjustments to reflect a split, a reverse split or stock dividend will be made on the action’s effective date. Such changes do not require an adjustment to the divisor and are processed automatically.

For changes in a company’s shares outstanding due to a merger, acquisition or spin-off, an adjustment to the stock’s index shares will be made effective after the close on the effective date of the corporate action.

Dividend Payments: Dividend payments will be re-invested in the Total Return Index on the ex-dividend date.

Mergers:  In the event of a merger between two companies included in any of the Progressive Capital Preservation Target Date Indices, the common shares of the surviving issuer will continue to be represented in the Underlying Index. In the event of a merger between a company in the Progressive Capital Preservation Target Date Indices and a company not in the Progressive Capital Preservation Target Date Indices, the permanence shall be evaluated by The Underlying Index Provider.

Acquisitions:  A company will be dropped from the Underlying Index in the case of its acquisition.

Bankruptcy or Prolonged Trading Suspension:  In the event of bankruptcy, the stock will be removed from the Underlying Index effective after the close on the date of the filing. In the event that trading in an Underlying Index constituent is suspended, the Calculator in consultation with The Underlying Index Provider shall decide whether the stock will be removed from the Underlying Index as soon as applicable. For purposes of minimizing impact to each applicable Underlying Index, the stock to be deleted will be removed at the value at which it last traded.

Delisting: In the event a company is de-listed from the NYSE, ASE, or NASDAQ, the company will be removed from the FocusShares Progressive Capital Preservation Target Date Indices.

Underlying Index Changes Dissemination

The Underlying Index Provider will be the primary disseminator of information regarding changes to the Underlying Index.

Underlying Index Calculation and Dissemination

The FocusShares Progressive Capital Preservation Target Date Indices are calculated by The Underlying Index Provider using the last traded price for each component equity security in the Underlying Index from the relevant exchanges and markets.

If trading in a stock or bond is suspended prior to the market opening, the stock’s adjusted closing price from the previous day will be used in the Underlying Index calculation until trading commences.  If trading in a stock or bond is suspended while the relevant market is open, the last traded price for that stock will be used for all subsequent Underlying Index calculations until trading resumes.

Dividend Treatment

The Funds do not take normal dividend payments into account.  Special dividends require an Underlying Index Divisor adjustment to prevent such distributions from distorting the Underlying Index.

Maintenance of the Underlying Index

Divisor Changes

Changes to the FocusShares Progressive Capital Preservation Target Date Indices compositions due to corporate actions or component eligibility changes may require Underlying Index Divisor adjustments.  Adjustments are made for the following occurrences: component stock replacements, certain share issuances and share repurchases, spin-offs, special cash dividends and rights offerings.

Divisor changes are usually made on the date the corporate action becomes effective.  For example, Underlying Index Provider uses the ex-dividend date rather than the payment date to determine when making divisor adjustments.

Share Changes

Unscheduled share changes due to corporate actions may be processed the same day they are announced, depending on the time the details are received by Underlying Index Provider  In such cases, the Underlying Index Divisor changes may become effective that same day, and immediately announced on Underlying Index Provider’s publicly available website Stock splits and reverse splits do not require Underlying Index Divisor adjustments because the corresponding change to the stock price equally offsets the number of shares outstanding, therefore not affecting the component stock’s market capitalization.

The following table lists the Funds and their expected asset allocation as of inception and according to their Underlying Index:

	TD 2015	TD 2020	TD 2025	TD 2030	TD 2035	TD 2040T –

STRIP 2015 Index	44.00%

T - STRIP 2020 Index		34.06%

T - STRIP 2025 Index			29.02%

T - STRIP 2030 Index				24.05%

T - STRIP 2035 Index					22.02%

T - STRIP 2040 Index						21.04%

Index Provider Large Cap Grth	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%

Index Provider Large Cap Val	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%

Index Provider Mid Cap Grth	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%

Index Provider Mid Cap Val	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%

Index Provider Small Cap Grth	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%

Index Provider Small Cap Val	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%

Index Provider International	8.00%	9.42%	10.14%	10.85%	11.14%	11.28%

The Minimum Creation Unit Aggregation for each New Fund is 50,000 shares.  The Approximate Price of a Creation Unit for each New Fund is $1,000,000.  The Approximate Price of a New Fund Share is $20.00.